EXHIBIT 8 - MARCH 21, 1997
                        CORRECTIVE LETTER TO STOCKHOLDERS

                              [Baywood Letterhead]


March 21, 1997


Dear Stockholder:

         The Proxy Statement relating to the Company's annual meeting, dated March 17, 1997, contained a error on page 23. Under the paragraph entitled "Vote Required and Recommendation" the last sentence should be corrected to read that "The Board of Directors approved, by a vote of 5 to 1, a resolution to recommend that the stockholders vote FOR approval of the Reverse Stock Split."

         The error was not discovered in the proofreading process and the Company is not bearing the cost of this mailing.

Sincerely,

/s/ Neil Reithinger

Neil Reithinger
Secretary